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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     FORM 12b-25

                                                  COMMISSION FILE NUMBER 0-18707


                             NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 1-QSB
[ ] Form N-SAR

For Period Ended:  JUNE 30, 1996

[ ]  Transition Report on Form 10-K     [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F     [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:  ______________________________________________

    READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________
________________________________________________________________________________



                           PART I.  REGISTRANT INFORMATION

Full name of registrant  SPECIALTY RETAIL GROUP, INC.
                         ----------------------------
Former name if applicable
                           ---------------------------
Address of principal executive office (street and number):  1780 Post Road East
                                                            --------------------
City, State and Zip Code  Westport, Connecticut  06880
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                         PART II. RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant was unable to complete its report on Form 10-KSB in its entirety for the fiscal year ended June 30, 1996 by the prescribed due date of September 30, 1996, without unreasonable effort and expense. This is the result of unusual time pressures on the Registrant's limited accounting staff, together with Registrant's activities in connection with significant corporate activities. The Registrant does not expect to report any information under Part II of Form 10-KSB.

                           PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Joel Negrin, Esq.                                 (212) 907-0700
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          (Name)                                  (Area Code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? Form 10-QSB for the fiscal period ending March 31, 1996 has not yet been filed.

                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Registrant expects to report a loss of approximately $3,400,000 for the year ended June 30, 1996 as compared to a loss of approximately $8,660,000 for the comparable prior year period.

                                                                 [X] Yes  [ ] No

                                             SPECIALTY RETAIL GROUP, INC.

Date September 27, 1996                      By /s/ Kevin R. Greene
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                                             Name:  Kevin R. Greene
                                             Title: Chairman